Exhibit 12

EMERSON ELECTRIC CO. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	YEAR ENDED SEPTEMBER 30,
	2003	2004	2005	2006	2007

Earnings:
Earnings before income taxes (a)	$1,452	1,893	2,200	2,749	3,178
Fixed charges	322	311	323	313	361

Earnings, as defined	$1,774	2,204	2,523	3,062	3,539

Fixed Charges:
Interest expense	$246	234	243	225	261
One-third of all rents	76	77	80	88	100

Total fixed charges	$322	311	323	313	361

Ratio of Earnings to Fixed Charges	5.5x	7.1x	7.8x	9.8x	9.8x

(a)
Represents earnings from continuing operations before income taxes, cumulative effect of change in accounting principle and minority interests in the income of consolidated subsidiaries with fixed charges.